Daniels Corporate Advisory Company, Inc.

Parker Towers, 104-60

Queens Boulevard, 12th Floor

Forest Hills, New York 11375

September 20, 2011

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Daniels Corporate Advisory Company, Inc., Amendment No. 8 to Registration Statement on Form S-1, Filed August 24, 2011, File No. 333-169128

Dear Mr. Dang:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated September 16, 2011, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note your response to comment 2 of our letter dated August 17, 2011 and the deletion of the disclosure of estimated performance.  Considering you are registering the spin-off of your shares, it is not clear why you are disclosing a per share price of $0.56.  Please revise to clarify or remove the reference to your per share price.

Response:  The requested revisions have been made.  We have calculated the offering price on the basis of the par value per share of the spin-off shares in order to calculate the registration fee.

Risk Factors, page 4

Limited revenues and ongoing losses, page 4

2.

We note your response to our prior comment 5.  Please revise to disclose that from December 1, 2010 through May 31, 2011, Daniels had zero sales revenues and related expenses of $143,547, rather than from December 1, 2009 through May 31, 2011.

Response:  The requested revisions have been made, as follows:

“Limited revenues and ongoing losses.

“Since inception, Daniels Corporate Advisory has generated approximately $100,000 of revenue.  On a consolidated basis, as part of INfe Human Resources, it has booked losses because it has provided funding, referral, and advisory and oversight management advisory to the operating executives of each of the subsidiary staffing companies of INfe Human Resources.  Daniels earnings potential would have been greater; however, our one employee, Arthur D. Viola, has, over the last five years, dedicated practically all his time to the staffing subsidiaries of INfe Human Resources; brought in a variety of independent contractor consultants under our banner, to help correct and/or remedy operational and developmental problems as well as helped continue the growth of the staffing subsidiaries by providing venues to alternate financing options.  This has limited Mr. Viola’s time in transacting outside consulting assignments in his specialties for the Daniels subsidiary of IFHR.  We have incurred losses of $4,434,421 for the period from August 22, 2002 (inception) to November 30, 2010.  However, there was debt forgiveness income of $1,311,911 which resulted in a total net income of $1,031,275 for the year ended November 30, 2010.  From December 1, 2010, through May 31, 2011, Daniels Corporate Advisory had zero revenues and related expenses of $143,547.”

Dilution, page 9

3.

We note your response to our prior comment 7.  Please revise your calculation of tangible book value to present the amount of tangible assets less liabilities, and disclose the date as of which the calculation was made.

Response:  The requested revisions have been made, as follows:

“DILUTION"

“Prior to this offering, we have 10,000 shares of our common stock issued and outstanding, and 100% owned by our parent company, INfe Human Resources.  However, based on the terms of the Spin-Off Agreement between INfe Human Resources and Daniels Corporate Advisory Company dated June 22, 2010, all of these shares which are to be forward split at a ratio of 481 for one; creating 4,809,971 shares are for the benefit of the INfe Human Resources stockholder base as of June 22, 2010.  INfe Human Resources will own no shares following the spin-off on the effective date of the registration statement of which this prospectus is a part.  Our tangible book on June 22, 2010, was a negative ($493,485), which was cash of $569 less our liabilities of $494,054.  This calculates out to a negative net tangible book value of ($49.35) per share (10,000 total shares).”

Request is hereby made for the acceleration of the effective date of our registration statement on Form S-1, File No. 333-169128 at 4:00 P.M., Eastern time, on September 26, 2011 or as soon as practicable thereafter.

In addition, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ Arthur D. Viola,

Chief Executive Officer